MAIL STOP 3561


      	May 9, 2006

Mr. Bruce Lederman
HD Partners Acquisition Corporation
2601 Ocean Park Blvd. Suite 320
Santa Monica, CA 90405

      Re:	HD Partners Acquisition Corporation
      Amendment No. 5 to Registration Statement on Form S-1
   File No. 333-130531
		Amendment Filed May 3, 2006

Dear Mr. Lederman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note the disclosure in risk factor six regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures contained in
Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in
Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and
(iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply.
Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders` rights to receive their portion of the trust in the event of liquidation.
In
addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.
2. We note the disclosure in risk factor six that your Chairman and executive officers will be personally liable in "certain circumstances" "to ensure that the proceeds in the trust account are not reduced by the claims of various vendors, prospective target businesses or other entities." According to exhibits 10.4 through 10.8, it appears that these individuals have only agreed to indemnify you against claims by vendors. Please reconcile the disclosure. Clearly state all circumstances whereby these individuals will be personally liable. In addition, please describe the claims that could be brought by a prospective target business and other entities in the event a business combination is not consummated. It may be helpful to revise your risk factors to clearly describe the potential risk that a portion of the funds held in trust could be subject to third party claims.
3. We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.604 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of full indemnification obligations by your Chairman and executive officers and the potential effect of Section 281(b) of Delaware General Corporation Law.
4. Please disclose all steps the company has taken to confirm that your Chairman and executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.








Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Stuart Neuhauser
	Fax: (212) 370-7889




Mr. Bruce Lederman
HD Partners Acquisition Corp.
May 9, 2006
p. 1